Exhibit 99.1

Renren Announces Unaudited First Half 2021 Financial Results

Phoenix, Arizona, December 29, 2021 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates two US-based SaaS businesses, Chime Technologies Inc. (“Chime”) and Trucker Path Inc. (“Trucker Path”), today announced its unaudited financial results for the six months ended June 30, 2021.

First Half of 2021 Highlights

Except where specified otherwise, the following commentary compares results for the six months ended June 30, 2021 to results for the corresponding period in 2020, excluding those of Kaixin Auto Holdings (“Kaixin”).

•	The Company completed its deconsolidation of Kaixin on June 25, 2021 through Kaixin’s reverse acquisition of Haitaoche Limited (“Haitaoche”). Upon completion of the reverse acquisition, the Company’s ownership interest in Kaixin decreased from 69.4% as of December 31, 2020 to 33.3% as of June 30, 2021. The Company recognized a gain on the deconsolidation of US$123.7 million. For periods on and after June 25, 2021, Renren is accounting for its retained non-controlling investment in Kaixin under the equity method of accounting.

•	Total net revenues improved 91% to US$15.0 million compared to US$7.9 million for the six months ended June 30, 2020.

•	Paying subscriptions to the Company’s SaaS businesses, Chime and Trucker Path as of June 30, 2021 reached 2,100 and 59,000 respectively, representing an increase of 32% and 129% compared to June 30, 2020. Chime’s active seats, which are defined as eligible users on a paid subscription and registered to use the platform, increased to 16,100 from 6,900.

•	Gross Margins from the Company’s SaaS businesses ended the period at 84% as compared to 79% for the corresponding period ended June 30, 2020. When compared to RenRen’s consolidated Gross Margins while operating Kaixin, margins increased 67%, from 17% for the six months ended June 30, 2020. This increase is primarily due to the deconsolidation of the Kaixin auto business which has historically operated at lower margins than the SaaS businesses.

•	Operating loss of US$7.1 million, improved 60% from that of US$17.9 million in the corresponding period in 2020.

•	Net loss from continuing operations attributable to the Company was US$49.7 million, compared to that of US$13.3 million in the corresponding period in 2020.

•	Adjusted loss from operations (1) (non-GAAP) of US$2.8 million, improved from an adjusted loss from operations of US$8.0 million in the corresponding period in 2020.

•	Adjusted net income from continuing operations (1) (non-GAAP) was US$1.9million, compared to an adjusted net loss from continuing operations of US$3.9 million in the corresponding period in 2020.

•	The Company’s cash and cash equivalents increased to US$70.6 million from US$19.6 million at December 31, 2020 mainly due to the repayment of a promissory note from a related party.

(1)	Adjusted loss from operations and adjusted net (loss) income from continuing operations are non-GAAP measures. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets, and adjusted net (loss) income from continuing operations is defined as net (loss) income from continuing operations excluding share-based compensation expenses, fair value change of contingent consideration, amortization of intangible assets and pick up of loss from the equity method investment in Kaixin. See “About Non-GAAP Financial Measures” below.

First Half 2021 Results

The Company

The following results compare the first half of 2021 to the results for the first half of 2020, excluding Kaixin.

Total net revenues from SaaS and other for the first half of 2021 were US$15.0 million compared to US$7.9 million for the six months ended June 30, 2020, representing a 91% increase from the corresponding period in 2020. The Company’s paying subscriptions at June 30, 2021 for Chime and Trucker Path increased to 2,100 and 59,000, by 32% and 129%, respectively compared to June 30, 2020. Active seats for Chime, defined as eligible users on a paid subscription and registered to use the platform, increased to 16,100 from 6,900 while total users on Trucker Path increased to 834,100 from 669,700.

Gross Margins from SaaS and other were 84% in the first half of 2021 compared to 79% in the first half of 2020. Consolidated Gross Margins for the six months ended June 30, 2020 were 17% and included results of operations derived from the Kaixin business, which was deconsolidated on June 25, 2021.

Operating expenses were US$19.6 million, a 19% decrease from the corresponding period of 2020. The decreased spending resulted from lower SBC which decreased to US$4.3 million in the first half of 2021 from US$9.8 million in the first half of 2020.

Selling and marketing expenses were US$6.1 million, a 28% increase from the corresponding period of 2020. The increase corresponds to the Company’s increased marketing and promotional activities.

Research and development expenses were US$4.7 million, a 25% decrease from the corresponding period in 2020. The decrease was primarily due to a decrease in headcount and general operating expenses of the IT team.

General and administrative expenses were US$8.9 million, a 33% decrease from the corresponding period in 2020. The decrease was primarily due to lower share-based compensation expense, offset by an increase in legal fees related to the proposed settlement of RenRen shareholder derivative lawsuits.

Share-based compensation expenses, included in operating expenses, were US$4.3 million, compared to US$9.8 million in the corresponding period in 2020.

Loss from operations of US$7.1 million, improved from that of US$17.9 million in the corresponding period in 2020.

Net loss from continuing operations attributable to the Company was US$49.7 million, compared to that of US$13.3 million in the corresponding period in 2020.

Adjusted loss from operations (non-GAAP) was US$2.8 million, improved from that of US$8.0 million in the corresponding period in 2020. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net income from continuing operations (non-GAAP) was US$1.9 million, compared to an adjusted net loss from continuing operations of US$3.9 million in the corresponding period in 2020. Adjusted net (loss) income from continuing operations is defined as net (loss) income from continuing operations excluding share-based compensation expenses, fair value change of contingent consideration, amortization of intangible assets and pick up of loss from equity method investment in Kaixin.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$32.2 million to US$34.2 million for the fiscal year 2021. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Deconsolidation of Kaixin Auto Holdings

On June 25, 2021, Kaixin Auto Holdings (“Kaixin”) completed a reverse acquisition with Haitaoche Limited (“Haitaoche”), in which Kaixin issued an aggregate of 74,035,502 ordinary shares to acquire 100% of the share capital of Haitaoche (the “Issuance”). Following the Issuance, Renren owned less than 50% of Kaixin’s total outstanding ordinary shares and lost control of Kaixin. Following the Issuance, the management of Haitaoche became the management of Kaixin and obtained the right to elect a majority of Kaixin’s board of directors. Haitaoche was not a related party to Renren before the Issuance.

Under GAAP, loss of control of a subsidiary is deemed to have occurred when, among other things, a parent Company owns less than a majority of the outstanding common stock of the subsidiary, and is unable to unilaterally control the subsidiary through other means such as having the ability or being able to obtain the ability to elect a majority of the subsidiary’s Board of Directors. Renren determined that all of those loss of control factors were present with respect to Kaixin on June 25, 2021. Accordingly, Renren deconsolidated Kaixin’s financial statements and results of operations from Renren, effective June 25, 2021, in accordance with ASC 810-10-40-4(c), Consolidation, which is referred to as the “Kaixin Deconsolidation” in this press release.

For periods on and after June 25, 2021, Renren is accounting for its retained noncontrolling investment in Kaixin under the equity method of accounting. Renren held 47.8 million shares of Kaixin ordinary shares, or approximately 33.3% of Kaixin outstanding ordinary shares as of June 30, 2021 and thus became a related party to Kaixin.

In connection with the Kaixin Deconsolidation and in accordance with ASC 810, Renren recorded a gain on deconsolidation of US$123.7 million related to the remeasurement of its retained interest in 33.3% of Kaixin ordinary shares from cost to fair value based on the share price as of June 25, 2021. The gain is included in the income from discontinued operation, net of tax, in the condensed consolidated statements of operations for the half year ended June 30, 2021.

Kaixin’s results of operations for the period from January 1, 2021 through June 24, 2021, the date immediately preceding the Kaixin Deconsolidation, and for the years ended December 31, 2020 and 2019, shown in the table below, are included in the consolidated results of operations of Renren as net gain/loss from the discontinued operations, net of nil taxes, for those respective periods, after intercompany eliminations, as applicable.

	For the Period from January 1, 2021 through June 24, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in thousands of U.S. dollars)
Loss from Discontinued Operations, net of nil taxes	$(10,896)	$(5,320)	$(69,068)

RenRen Settlement

On October 7, 2021, Renren entered into a Stipulation of Settlement (the "Stipulation") as a nominal defendant with respect to the consolidated shareholder derivative lawsuits currently pending in New York State Supreme Court (the "Court") with other defendants and the plaintiffs who have brought claims derivatively on behalf of Renren (the "Action").

The Stipulation contemplated (a) the Action will be dismissed with prejudice, (b) the claims brought by the plaintiffs against the defendants will be released, and (c) the administrator approved by the Court will distribute the Settlement Fund (as defined below) pursuant to the Stipulation (the "Settlement").

As the claims are brought nominally in the name of Renren, the plaintiffs purport to asset claims on behalf Renren and do not seek to impose any liability on Renren. Renren is a party to the settlement agreement but did not contribute any amount to the Settlement or any amount for the administration of the Settlement. In connection with the Settlement, Oak Pacific Investment and Duff & Phelps, LLC will contribute to a settlement fund (the "Settlement Fund"), which amount before any deduction of expenses will be the greater of $300,000,000 or the sum of (a) $38.6866 per ADS multiplied by the number of issued and outstanding ADSs as of the record date set by Renren's Board of Directors after the approval of the Settlement by the Court (the “Record Date”) and (b) $0.859701 per Class A ordinary share multiplied by the total number of issued and outstanding Class A ordinary shares as of the Record Date. However, the defendants and certain current or former Renren directors and/or officers specifically identified in the Stipulation will not be entitled to receive any of the Settlement Fund.

During a hearing held before the Court on December 9, 2021, the Court announced that it intended to deny the motion to approve the Stipulation. Subsequently, on December 10, 2021, the Court issued a written order formally denying the motion to approve the Stipulation, and set a subsequent hearing on January 31, 2022. The Court rejected the procedure under the Stipulation for setting the Record Date for determining the holders of Renren's Class A ordinary shares and ADSs entitled to distributions from the Settlement Fund. The Court also stated that the proposed fee award to plaintiffs' counsel was too high. The plaintiffs filed a notice of appeal with the Court on December 15, 2021.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, Inc. and Trucker Path. Renren’s American depositary shares, each of which currently represents forty-five Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second half of 2020 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Renren’s goals and strategies; Renren’s future business development, financial condition and results of operations; Renren’s expectations regarding demand for and market acceptance of its services; Renren’s plans to enhance user experience, infrastructure and service offerings. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted loss from operations” and “adjusted net (loss) income from continuing operations” which are defined as non-GAAP financial measures by the SEC, in evaluating its business. Renren defines adjusted loss from operations as loss from operations excluding share-based compensation expenses and amortization of intangible assets, and adjusted net (loss) income from continuing operations as net (loss) income from continuing operations excluding share-based compensation expenses, fair value change of contingent consideration, amortization of intangible assets, and the pick-up of loss from equity method investment in Kaixin. Renren continuously and periodically reviews its operating results and business performance. Starting from the first quarter of 2018, there was a significant impact on net (loss) income due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Kaixin completed the reverse acquisition with Haitaoche on June 25, 2021, which created significant goodwill on Kaixin’s financial statements and a significant portion of such goodwill was impaired as of June 30, 2021. Subsequent to completion of the reverse acquisition, Renren started to account for its 33.3% retained non-controlling investment in Kaixin under the equity method of accounting. Due to the nature of the business, Renren believes that in disclosing adjusted net (loss) income from continuing operations by excluding the impact of fair value changes and pick-up of equity method investment loss derived from Kaixin’s goodwill impairment and also non-cash expenses for i) share-based compensation, and ii) intangible asset amortization, RenRen more appropriately presents its results of operations, and provides investors with useful information to understand Renren’s business performance. To facilitate investors’ and analysts’ comparative analysis, the aforesaid impact is presented retrospectively in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures”. Renren presents adjusted loss from operations and adjusted net (loss) income from continuing operations because they are used by Renren’s management to evaluate its operating performance. Renren also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Renren’s consolidated results of operations in the same manner as Renren’s management and in comparing financial results across accounting periods and to those of Renren’s peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations Department

Renren Inc.

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In thousands of US dollars)

	As of
	December 31, 2020	June 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	$19,630	$70,611
Restricted cash	14,457	9,234
Accounts receivable, net	474	376
Prepaid expenses and other current assets	2,196	4,495
Amounts due from related parties	764	5,328
Inventory	704	649
Amount due from subsidiary held for sale	2,255	-
Current assets held for sale	48,467	-
Total current assets	88,947	90,693

Non-current assets:
Property and equipment, net	439	260
Goodwill and intangible assets, net	449	449
Long-term investments	53,641	127,386
Amount due from related parties- non-current	67,985	-
Right-of-use lease assets	2,135	1,579
Other non-current assets	77	92
Total non-current assets	124,726	129,766

TOTAL ASSETS	$213,673	$220,459

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$951	$925
Short-term debt	11,400	1,585
Accrued expenses and other current liabilities	10,834	11,635
Short-term lease liabilities	1,409	1,304
Amounts due to related parties	697	999
Deferred revenue and advance from customers	602	1,297
Income tax payable	13,841	14,547
Contingent consideration	407	256
Current liabilities held for sale	40,962	-
Total current liabilities	81,103	32,548

Non-current liabilities:
Long-term debt	1,585	-
Long-term lease liabilities	589	100
Long-term contingent consideration	1,652	1,041
Total non-current liabilities	3,826	1,141

TOTAL LIABILITIES	$84,929	$33,689

Shareholders’ Equity:
Class A ordinary shares	770	806
Class B ordinary shares	305	305
Additional paid-in capital	741,130	754,771
Statutory reserves	6,712	6,712
Accumulated deficit	(634,054)	(567,263)
Accumulated other comprehensive loss	(9,706)	(9,933)
Total Renren Inc. shareholders’ equity	105,157	185,398

Noncontrolling interests	23,587	1,372

TOTAL EQUITY	128,744	186,770

TOTAL LIABILITIES AND EQUITY	$213,673	$220,459

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	For the six months ended June 30,
	2020	2021
Net revenues	$7,865	$14,992
Cost of revenues	(1,618)	(2,472)

Gross profit	6,247	12,520

Operating expenses:
Selling and marketing	(4,750)	(6,072)
Research and development	(6,198)	(4,664)
General and administrative	(13,234)	(8,875)
Total operating expenses	(24,182)	(19,611)

Loss from operations	(17,935)	(7,091)

Other income	427	404
Fair value change of contingent consideration	557	761
Interest income	3,729	143
Interest expenses	(172)	(51)
Total other income, net	4,541	1,257

Loss before provision of income tax and loss in equity method investments	(13,394)	(5,834)
Income tax expenses	-	-

Loss before loss in equity method investments and noncontrolling interest	(13,394)	(5,834)
Income (Loss) in equity method investments, net of tax	79	(43,586)
Loss from continuing operations	(13,315)	(49,420)

Discontinued operation:
Loss from operations of discontinued operation net of income tax	(5,790)	(10,896)
Gain on deconsolidation of the discontinued operation, net of income tax	-	123,667
(Loss) income from discontinued operation, net of tax	(5,790)	112,771

Net (loss) income	(19,105)	63,351
Net loss attributable to noncontrolling interests	2,528	3,440

Net loss from continuing operations attributable to Renren Inc.	(13,315)	(49,655)
Net (loss) income from discontinued operations attributable to Renren Inc.	(3,262)	116,446
Net (loss) income attributable to Renren Inc.	$(16,577)	66,791

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic and diluted	(0.013)	(0.046)

Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic and diluted	(0.003)	0.108

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic and diluted	(0.016)	0.062

Net (loss) income attributable to Renren Inc. shareholders per ADS*:
Basic and diluted	(0.704)	2.776

Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Renren Inc. shareholders:

Basic and diluted	1,058,890,544	1,082,621,413

* Each ADS represents 45 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the six months ended June 30,
	2020	2021
Loss from operations	$(17,935)	$(7,091)
Add back: Share-based compensation expenses	9,783	4,292
Add back: Amortization of intangible assets	192	-
Adjusted loss from operations	$(7,960)	$(2,799)

Net loss from continuing operations	$(13,315)	$(49,420)
Add back: Pick up of loss from the equity method investment in Kaixin*	-	47,837
Add back: Share-based compensation expenses	9,783	4,292
Less: Fair value change of contingent consideration	(557)	(761)
Add back: Amortization of intangible assets	192	-
Adjusted net (loss) income from continuing operations	$(3,897)	$1,948

* Represents pick up of net loss from equity method investment in KAIXIN AUTO HOLDINGS, in which the Company retained a non-controlling interest after deconsolidating it on June 25, 2021. During the period from June 25, 2021 to June 30, 2021, the loss picked up from Kaixin raised from Kaixin’s Goodwill impairment, and excluded in from the net loss from continuing operations to get to the non-GAAP adjusted net (loss) income from continuing operations.